

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2024

Martin Lehr
Chief Executive Officer
Context Therapeutics Inc.
2001 Market Street, Suite 3915, Unit #15
Philadelphia, PA 19103

> **Re: Context Therapeutics Inc.**
> **Registration Statement on Form S-3**
> **Filed November 6, 2024**
> **File No. 333-283037**

Dear Martin Lehr:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Walter J. Mostek, Esq.